Joseph A. Mollica, Chairman of the Board,
Interim President & CEO
Pharmacopeia
John L. Higgins, President & CEO
Ligand Pharmaceuticals
The Oppenheimer 19th Annual Healthcare Conference
New York City, November 3, 2008
Filed by Ligand Pharmaceuticals Incorporated
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934, as amended
Subject Company: Pharmacopeia, Inc.
Commission File No: 0-50523

Joseph A. Mollica, Chairman of the Board, Interim President & CEO Discovering excellence, driving clinical success TM

This presentation, and oral statements made with respect to information contained in this presentation, constitute forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, goal, contingency or future development and/or otherwise are not statements of historical fact. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include, but are not limited to, statements about the successful implementation of Pharmacopeia's strategic plans and the merger transaction between Pharmacopeia and Ligand Pharmaceuticals.  Further information about these and other relevant risks and uncertainties may be found in Pharmacopeia’s Reports on
Form 8-K, 10-Q and 10-K filed with the U.S. Securities and Exchange Commission.
Pharmacopeia urges you to carefully review and consider the disclosures found in its filings which are available in the SEC EDGAR database at http://www.sec.gov and from
Pharmacopeia at http://www.pharmacopeia.com. All forward-looking statements in this presentation and oral statements made with respect to information contained in this presentation are qualified entirely by the cautionary statements included in this presentation and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Pharmacopeia undertakes no obligation to (and expressly disclaims any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events, or otherwise.
Forward-Looking Statements

Pharmacopeia/Ligand Merger
• Merger announced on September 24, 2008
• Expected to close Q4 2008/January 2009
• Pharmacopeia shareholders benefit from any growth of
combined company
• Exciting combined portfolio with significant royalty potential
• Premium over Pharmacopeia stock price, including further
upside through CVR if DARA is partnered
• Pharmacopeia financing risk removed

Combined Product Pipeline
Stage of Development
Product Indication Partner Preclinical Phase I Phase II Phase III / NDA Marketed
AVINZA ® Chronic pain King Pharmaceuticals
PROMACTA™ ITP, Hep C, CLD, CIT GlaxoSmithKline
VIVIANT™ / APRELA™ Osteoporosis Wyeth
FABLYN® Osteoporosis Pfizer
PS433540 DARA / Cardiovascular NA
PS291822 COPD (CXCR2) Schering-Plough
PS540446 Psoriasis / RA (p38) Bristol-Myers Squibb
LGD-4665 Thrombocytopenia NA
PS178990 Muscle Wasting (SARM) NA
PS095760 Oncology Schering-Plough
PS386113 Inflammation Schering-Plough
PS948115 Respiratory Schering-Plough
PS248288 Metabolic Diseases Schering-Plough
PS873266 Inflammation Celgene
LGD-4033 Muscle Wasting (SARM) NA
Erythropoietin (EPO) Anemia NA
AIPC Prostate Cancer NA
PS031291 Arthritis/MS (CCR1) NA
Ligand Products
PS015146 Undisclosed Schering-Plough
Pharmacopeia Products
SGRM
Inflammation & Cancer
NA

John L. Higgins, President & CEO Ligand Pharmaceuticals

Safe Harbor Statement
• The following presentation contains forward-looking statements regarding the proposed acquisition of Pharmacopeia by Ligand, including projections regarding expectations for potential research and development payments, savings in operational costs, cash burn rates, timing of achieving positive cash flow, and potential revenue and profits of a combined company.
• The forward looking statements made in the presentation are subject to several risk factors, including, but not limited to the reliance on collaborative partners for milestone and royalty payments, regulatory hurdles facing product candidates, uncertain product development costs, disputes regarding ownership of intellectual property, the commercial success of approved products. The failure of Pharmacopeia’s stockholders to approve the merger,
Ligand’s or Pharmacopeia’s inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated, and a failure of the combined businesses to be integrated successfully.  Additional risks may apply to forward looking statements made in this presentation.
• The risk factors facing Ligand and Pharmacopeia are explained in greater detail in the
Company’s and Pharmacopeia’s filings with the SEC, including the most recently filed annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as other public filings.

Additional Information and Where to Find It
• Ligand filed on October 20, 2008, the SEC a preliminary Registration Statement on Form S-4, which includes a proxy statement of Pharmacopeia and other relevant materials in connection with the proposed transaction. Once, finalized, the proxy statement will be mailed to the stockholders of Pharmacopeia. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about Ligand, Pharmacopeia and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by Ligand or Pharmacopeia with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ligand by going to Ligand’s Investor Relations website at www.ligand.com.
Investors and security holders may obtain free copies of the documents filed with the SEC by Pharmacopeia by going to
Pharmacopeia’s Investor Relations page on its corporate website at www.pharmacopeia.com. Investors and security holders of Pharmacopeia are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
• Ligand and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information concerning Ligand’s directors and executive officers is set forth in Ligand’s proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on April 29, 2008, and annual report on Form 10-K filed with the SEC on March 5, 2008.
• Pharmacopeia and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pharmacopeia in favor of the proposed transaction. Information about Pharmacopeia’s executive officers and directors and their ownership of Pharmacopeia common stock is set forth in the proxy statement for the Pharmacopeia 2008 annual meeting of shareholders, which was filed with the SEC on March 24, 2008. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Pharmacopeia and its respective executive officers and directors in the acquisition by reading the proxy statement regarding the merger, which will be filed with the SEC.

9 Why are we Acquiring Pharmacopeia? • Royalty partnerships • Drug discovery platform • Partnerable assets • Cash and tax assets

Vision for the Combined Companies
• Consolidated operations with strong fundamentals
Strong balance sheet
Cost-efficient R&D business with spending discipline
Robust product pipeline
Diverse royalty partnerships with promising potential revenue and profits
• Leverage highly successful drug discovery capabilities of both companies
Focus on early stage drug discovery and development
Partner pipeline assets at earliest value inflection point
• Leadership focused on shareholders, market credibility and solid foundation
• Commitment to driving shareholder value and to transparency on the business with goal to drive strong cash flow and earnings

Combined Revenue Sources
• AVINZA royalties
• Potential royalties from three pending NDA’s and future registrations in expanded indications
PROMACTA (GSK)
FABLYN (Pfizer)
VIVIANT (Wyeth)
APRELA NDA submission expected in 2009 (Wyeth)
• Milestone and Research Payments from existing Pharmacopeia partnerships
$6.5 to $25 million potential in 2009
• Potential new license payments from pipeline assets
SARM, TPO, Oral EPO, SGRM, DARA, CCR1, JAK3

Combined company will have one of the strongest, most diverse royalty partnership rosters in the small cap biotech universe
Significant Value in Royalty Partnerships
• Numerous deals with nine pharmaceutical companies
• Over 15 programs in various stages of research and development in partnership portfolio
• More than 20 different therapeutic indications being pursued including the largest untapped markets
Muscle wasting, COPD, thrombocytopenia, asthma
• More than $400 million in potential R&D and milestone payments from existing deals

Ligand’s Plan for DARA
• Current 2009 plan
Finish Phase IIb trial; spend minimal amount to complete study
• Evaluate partnerability of DARA by focusing on:
Quality of data
Time and cost to develop drug and get it to market
Patent extension options
Terms of DARA agreement with BMS
Interest level conveyed by past partnering discussions

Pro Forma Financial Forecast
• Given our current outlook on the combined businesses, 2009 pro forma operating cash burn rate is expected to be $20 million
• Potential for additional revenue and cash infusion from new license agreements
• More than $350 million in potential Net Operating Loss carry-forwards before any limitations
Robustly capitalized company that has sufficient cash
to make it to profitability without additional financings

Strong Research Platforms
Mainly GPCR, kinase, ion channel, other
targets
Exclusively nuclear and cytokine
receptor targets
Targets
Combinatorial chemistry compound library
Over 7 million compound screening deck
Discrete compounds
100,000 compound library
Chemistry
Broad approach similar to Big Pharma:
-High-throughput & Ultra-HTS Screening
Focused expertise:
-Cell-based assays
-Gene transcription
Screening
Pharmacopeia Ligand
• Highly complementary research technology
• Transaction combines two successful discovery platforms and integrates strong biology and chemistry capabilities

Opportunities and Benefits to Shareholders
• Ligand shareholders gain access to:
Numerous royalty partnerships
Pipeline assets
Drug discovery assets
Cash and NOLs
• Pharmacopeia shareholders will participate in:
Lucrative potential near-term royalties
Well capitalized company with no anticipated financing needs
Expanded product pipeline
Financial liquidity

17 Overview of Ligand’s Partnerships

Major Collaborations
• 1997 drug discovery collaboration resulted in
eltrombopag (PROMACTA) – small molecule
TPO mimetic
• ITP: Numerous clinical studies tested, data
published in NEJM, NDA pending approval
(16-0 panel vote in favor of drug)
• Hepatitis C: Two Phase III trials were initiated
in 4Q:07, Phase II Hep C data published in
the NEJM
• CIT: Chemotherapy-induced
thrombocytopenia Phase II ongoing
• Sarcoma: Phase I trial
&

Thrombocytopenia - Causes of Disease
• Decreased production of platelets
Myelodysplastic syndrome
Hepatitis C
Cancer in the bone marrow (leukemia)
Aplastic anemia
• Increased destruction of platelets
Autoimmune, such as ITP
Sequestration in the spleen
• Drug-induced
Myelosuppression by chemotherapy regimens
Anti-virals in Hep C therapies
Thrombocytopenia is a condition in which there is an abnormally low level of platelets in the blood.
Regardless of the underlying cause, thrombocytopenia leads to decreased platelet counts, which puts patients at greater risk for bleeding and serious adverse events.

Medical Significance of Thrombocytopenia (US)
(Estimated markets)
Potential Treatable Patients
ITP ~100,000
Hepatitis C ~120,000
Myelodysplastic syndrome ~20,000
Leukemia / lymphoma ~50,000
Chemotherapy induced thrombocytopenia ~140,000
Intensive care unit – acquired ~500,000
Bone marrow transplants ~50,000
Lupus ~100,000
Cirrhosis ~113,000
HIV/other ~600,000
~ 2 million platelet transfusions per year

Illustrative Cost for Blood-Related Treatments
Annual Cost of Care
Pharmaceuticals ~$15,000 (annual cost of care)
Splenectomy $48,000 (procedure and medical management)
Platelet Transfusion
Single Course $4,000
Leukemia $84,000 (2 to 4 weeks daily)
Bone Marrow Transplant $140,000 (4 to 6 weeks daily)
Chemotherapy $20,000 (5 cycles)
NPlate *$55,000
References: USRDS, 2005. DrugStore.com, Blood 108:481B-482B, 2006
American Red Cross, Transfusion of Plateles: Current Issues, Medical and Scientific Updates, No 98-6.
*Cost of therapy will be significantly higher if increased dose is needed; Cowen & Company Analyst Report,
August 29, 2008

SERM Collaborations
• Ligand has two partnerships around
Selective Estrogen Receptor Modulators (SERMs):
Wyeth
Pfizer
• SERMs bind with estrogen receptors in a tissue-specific manner:
Exhibit estrogen action in some tissues and anti-estrogen
action in other tissues
Deliver benefits of estrogen in desirable tissues without
the negative side effects
• Potential target markets: osteoporosis, vaginal atrophy and vasomotor symptoms of menopause

SERM Collaborations
&
• Bazedoxifene (VIVIANT) Monotherapy:
Received third FDA approvable letter for osteoporosis
in May 2008
• Expects to file complete response with FDA by year-end
Submitted NDA for osteoporosis treatment in 3Q:07
Submitted MAA for osteoporosis prevention &
treatment in 3Q:07
• Bazedoxifene in Combination with Premarin CE (APRELA):
FDA Meeting in February 2008 discussed product
formulation, bioequivalence and clinical study
efforts to support the planned NDA filing.
NDA planned by 2H:09

SERM Collaborations
• Lasofoxifene (FABLYN) for osteoporosis
treatment
• NDA pending approval; FDA Extended Review
through January 2009
• FDA Panel had positive vote (9-3) on
September 8, 2008 that benefits could
outweigh its risks, including blood clots and
vaginal bleeding for the osteoporosis treatment
indication for FABLYN
&

25 SARM Selective Androgen Receptor Modulators

SARM Program
•
Androgens (e.g. testosterone) are steroids that play key roles in bone, skeletal muscle and libido
•
Current androgenic drugs have disadvantages that significantly limit their use
Non-selective stimulation of all androgen receptors
Inconvenient formulations – injectable or topical
Available oral drugs have potential for hepatotoxicity
•
Ligand’s lead SARMs LGD-3303 and LGD-4033:
Tissue-selective for bone and muscle while sparing the prostate
Orally active
In preclinical development and expected IND filing in 4Q08
•
Target Indications:
osteoporosis, frailty, hypogonadism,
sexual dysfunction, cachexia
Market Need
•
Convenient, prostate-sparing androgen receptor modulator with activity in bone, muscle and CNS

Relative Efficacy (%)
200
150
100
50
0
0.01
0.1
1
10
100
Dose (mg/kg/day)

LIGAND

BMD
Muscle
Mass
SARMs Address a Major Unmet Need
Approximately 1/3 of Older Adults
have low muscle mass and
low bone mineral density
Revue de Medecine Interne 2000; 21:608,
Molecular Aspects Med. 2005; 26:818
Healthy Elderly
Elderly with
Serious Disease
Epidemiology of Aging
Ligand SARM Repletes
Muscle and Bone Loss
Increased falls
Increased risk of fractures
Normal Level
Hormone Deficient

28 EPO Mimetic Program

Oral EPO Mimetics Will Provide New Therapeutic Options
to Patients
• Research-stage program to discover non-peptide, small molecule oral agonists
• Builds upon our recent success in discovering TPO mimetic drugs
• Current recombinant EPO proteins and the EPO receptor synthetic peptides in development
All require injection
Minimal differentiation of products results in limited therapeutic option
• Oral HIF Prolyl Hydroxylase inhibitors in development have the potential for mechanism-based toxicity
HIF-induced angiogenesis is a risk
• Oral EPO mimetics will potentially provide targeted activation of the EPO signaling pathway with an oral dosing route

30 TPO Mimetic Program

Ligand TPO Mimetic Program
• The goal to develop best-in-class molecules to stimulate the production of platelets focused on:
Potency
Onset of action
Safety
Oral dosing flexibility
• Ligand’s lead molecule, LGD-4665 has a promising efficacy and safety profile
• Ligand is developing a robust library of next generation
compounds

LGD-4665 Summary
• LGD-4665 is approximately 10 times more potent than
eltrombopag based on published data
• The drug was safe and well tolerated in Phase I studies
• The strong efficacy, good safety and long half-life may permit weekly dosing regimen
• Conducting numerous pharmacology studies, to establish drug activity and differentiate drug profile from other TPO mimetic drug candidates
• Conducting Phase II ITP trial

Combined Product Pipeline
Stage of Development
Product Indication Partner Preclinical Phase I Phase II Phase III / NDA Marketed
AVINZA ® Chronic pain King Pharmaceuticals
PROMACTA™ ITP, Hep C, CLD, CIT GlaxoSmithKline
VIVIANT™ / APRELA™ Osteoporosis Wyeth
FABLYN® Osteoporosis Pfizer
PS433540 DARA / Cardiovascular NA
PS291822 COPD (CXCR2) Schering-Plough
PS540446 Psoriasis / RA (p38) Bristol-Myers Squibb
LGD-4665 Thrombocytopenia NA
PS178990 Muscle Wasting (SARM) NA
PS095760 Oncology Schering-Plough
PS386113 Inflammation Schering-Plough
PS948115 Respiratory Schering-Plough
PS248288 Metabolic Diseases Schering-Plough
PS873266 Inflammation Celgene
LGD-4033 Muscle Wasting (SARM) NA
Erythropoietin (EPO) Anemia NA
AIPC Prostate Cancer NA
PS031291 Arthritis/MS (CCR1) NA
Ligand Products
PS015146 Undisclosed Schering-Plough
Pharmacopeia Products
SGRM
Inflammation & Cancer
NA

Near-Term Milestone and Events Calendar
1Q 09 FABLYN FDA Action
1Q 09 Phase IIb DARA
4Q 08 Completion of SP CXCR2 Trial in COPD
1Q 09 VIVIANT FDA Action
4Q 08 Phase II ITP Interim Data
Projected Timing Development and Regulatory Events
Ligand SARM IND Submission
PROMACTA FDA Action
4Q 08
Anytime?